Cornbread Hemp™

Profit and Loss
January - December 2020

	TOTAL
Income	
Discounts given	-27,006.35
Sales	208,683.94
Credit Card Cash Back	1,222.38
Grants & Rebates	16,903.46
Online Sales	223,657.82
Sales Tax	446.50
Wholesale Sales	3,727.98
Total Sales	**454,642.08**
Sales of Product Income	1,777.96
Shipping Income	998.50
Total Income	**$430,412.19**
Cost of Goods Sold	
Cost of Goods Sold	139,228.28
Inventory Shrinkage	6,792.23
Payment Processing Fee's	4,476.96
Sales Tax	4,460.20
Shipping, Freight & Delivery - COS	25,972.11
Total Cost of Goods Sold	**$180,929.78**
GROSS PROFIT	**$249,482.41**
Expenses	
Advertising & Marketing	4,914.23
Affiliate Marketing	13,500.00
Backlinks	10,594.75
Blog Writing	7,731.94
Booth / Event Fees	1,401.19
CBD Display Cases	1,212.11
Company Clothing	1,353.31
Content Development	3,031.81
Digital Ads	52,738.88
Email Marketing	2,187.46
Graphic Design	2,571.35
Klaviyo, Typeform, Other Apps	4,758.66
Photography	8,482.53
Print Materials	4,575.16
Programmatic Ads	9,500.00
Promotional Items	5,734.55
Public Relations	24,054.00
SEO Services	7,958.75
Social Media Management	11,109.99
Video Production	9,366.96

Cornbread Hemp™

Profit and Loss
January - December 2020

	TOTAL
Website Maintenance	1,908.70
Total Advertising & Marketing	**188,686.33**
Bank Charges & Fees	148.00
Equipment	21.19
Insurance	5,506.22
Interest Paid	991.06
Legal & Professional Services	4,284.00
Meals & Entertainment	651.74
Office Supplies & Software	15,865.29
Payroll	23,558.27
Sales Commissions	-2.73
Total Payroll	**23,555.54**
Purchases	562.50
Rent & Lease	7,101.50
Research & Development	755.97
Square Fees	2,646.42
Taxes & Licenses	930.44
Travel	558.40
Uncategorized Expense	53.75
Utilities	2,145.21
Total Expenses	**$254,463.56**
NET OPERATING INCOME	**$ -4,981.15**
NET INCOME	**$ -4,981.15**

Cornbread Hemp™

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,981.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	6,053.82
Inventory Asset	17,155.63
Uncategorized Asset	66.50
Accounts Payable (A/P)	0.00
Amex	-774.09
Capital One (5917)	12,628.38
Chase Credit Card	-10,768.79
Chase Credit Card:Chase Credit Card - Eric	31,510.66
Kentucky Department of Revenue Payable	1,796.14
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**57,668.25**
Net cash provided by operating activities	**$52,687.10**
INVESTING ACTIVITIES	
Startup Costs	-9,932.50
Website Development	-33,215.97
Net cash provided by investing activities	**$ -43,148.47**
FINANCING ACTIVITIES	
Notes Payable	427,327.45
Opening Balance Equity	-31,510.66
Net cash provided by financing activities	**$395,816.79**
NET CASH INCREASE FOR PERIOD	**$405,355.42**
Cash at beginning of period	25,989.73
CASH AT END OF PERIOD	**$431,345.15**

Cornbread Hemp™

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Materials in Process	30,124.76
River City Checking	385,576.08
Square Bank account	0.00
Total Bank Accounts	**$415,700.84**
Accounts Receivable	
Accounts Receivable (A/R)	3,947.43
Total Accounts Receivable	**$3,947.43**
Other Current Assets	
Inventory Asset	35,514.25
Uncategorized Asset	-66.50
Undeposited Funds	15,644.31
Total Other Current Assets	**$51,092.06**
Total Current Assets	**$470,740.33**
Other Assets	
Accumulated Amortization	-1,733.91
Accumulated Depreciation	-352.57
Equipment Asset	2,644.31
Startup Costs	41,142.82
Website Development	33,215.97
Total Other Assets	**$74,916.62**
TOTAL ASSETS	**$545,656.95**

Cornbread Hemp™

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex	-473.16
Capital One (5917)	23,138.75
Chase Credit Card	-1,169.07
Chase Credit Card - Eric	31,510.66
Total Chase Credit Card	**30,341.59**
Total Credit Cards	**$53,007.18**
Other Current Liabilities	
BigCommerce Online Sales Tax Payable	-713.83
Kentucky Department of Revenue Payable	2,626.97
Out Of Scope Agency Payable	0.00
Provision for Income Taxes	175.00
Total Other Current Liabilities	**$2,088.14**
Total Current Liabilities	**$55,095.32**
Long-Term Liabilities	
Notes Payable	427,327.45
Total Long-Term Liabilities	**$427,327.45**
Total Liabilities	**$482,422.77**
Equity	
Opening Balance Equity	-31,510.66
Owner's Investment	100,100.00
Retained Earnings	-374.01
Net Income	-4,981.15
Total Equity	**$63,234.18**
TOTAL LIABILITIES AND EQUITY	**$545,656.95**

CORNBREAD CBD, PBC
DBA: CORNBREAD HEMP
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2020

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Cornbread CBD, PBC ("the Company") is a corporation formed under the laws of the state of Kentucky. The company derives revenue from the formulation and resale of USDA organic CBD products across multiple distribution channels including retail and online sales.

The company conducted an equity crowdfund offering from April to October 2020 for the purpose of raising operating capital. The Company achieved management's objectives by raising nearly $400,000 in the midst of a global pandemic.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financials have been prepared in accordance with accounting principles generally accepting in the United States of America ("US GAAP").

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts receivable:

Accounts receivable consists of amounts billed to customers for inventory shipped for which payments has not yet been received. Management experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. The company has had zero losses on account to date.

CORNBREAD CBD, PBC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

Inventory:

The company's inventory includes raw materials, supplies, and completed items that are being held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment:

The company capitalizes long lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis or management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Goodwill:

The company has not yet recognized goodwill or impairments of goodwill but will be implementing these corrections in 2021.

Extraordinary Items- Revenue

The company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP. As a result, no entries have been made for extraordinary items at this time.

Cost of Sales

Cost of sales includes costs of inventory items and other supplies sold to the company's customers, including shipping and handling expenses.

Advertising Costs

The company expenses direct advertising costs as incurred.

NOTE C- LEASES

The company does not currently lease any land or equipment other than an office rental on a one-year lease. In the future, obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP will be recognized as liabilities on the Company's balance sheets.

CORNBREAD CBD, PBC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The company recorded a net operating loss in 2020. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2020 will expire if unused after tax year 2040. The company's 2020 federal tax filing will be subject to inspection by the Internal Revenue Service until 2024. The company's 2021 federal tax filing will be subject to inspection by the Internal Revenue Service until 2025.

The company is subject to income and sales tax requirements in the State of Kentucky. The Company's Kentucky tax filings for tax year 2020 and 2021 will be subject to review by that State until the expiration of the statutory period in 2024 and 2025, respectively.

NOTE E- EQUITY BASED COMPENSATION

In 2019, the Company adopted a shareholder subscription option plan for the purposes of attracting and retaining both qualified employees as well as board advisory members. Options issued under the plan vest at the rate of 50% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue.

Options Authorized: 40
Options Issued: 8
Options Available: 32

As of April 30, 2021, no options have been exercised

NOTE F- NOTES PAYABLE

At the conclusion of the crowdfund in October of 2020, the company recorded its first convertible note on the balance sheet.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2020, the date for which the financial statements were available to be issued.

Table 1

			STATEMENT IN CHANGES TO SHAREHOLDER EQUITY			
			January 1 - December 31, 2020			
	Common Stock	Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders Equity	
Balance at 1/1/2020	144	$ 66,999.03	$ -	$ (374.01)	$ 67,373.04	
Net Income					$ (4,981.15)	
Balance as of 12/31/2020	144				$ 62,391.89	